SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

From: November 18, 2004

IVANHOE MINES LTD.

(Translation of Registrant’s Name into English)

Suite 654 – 999 CANADA PLACE, VANCOUVER, BRITISH COLUMBIA V6C 3E1

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☐	Form 40-F ☑

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes: ☐	No: ☑

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                              .)

Enclosed:

Press release

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

IVANHOE MINES LTD.
Date: November 18, 2004	By:	/s/ Beverly A. Bartlett
BEVERLY A. BARTLETT
Corporate Secretary

November 18, 2004

IVANHOE’S HUGO NORTH DEPOSIT NOW BELIEVED TO BE THE WORLD’S
HIGHEST-GRADE COPPER PORPHYRY DISCOVERY

HUGO NORTH HIGH-GRADE CORE EXTENDED TO MORE THAN 1600 METRES
IN LENGTH BY LATEST DRILLING AT OYU TOLGOI PROJECT, MONGOLIA

ULAANBAATAR, MONGOLIA — Ivanhoe Mines’ Chairman Robert Friedland and President John Macken announced today that ongoing step-out drilling on the Hugo North Deposit at Ivanhoe’s Oyu Tolgoi copper-gold project in Mongolia has delineated what is believed to be the highest-grade copper mineralization ever found in a porphyry setting anywhere in the world. The recent drilling also has extended the length of the Hugo North high-grade copper-gold core to more than 1.6 kilometres — a further 300 metres beyond the discovery’s northern limit that was established six months ago.

“Based on my 30 years of experience in the exploration business, I believe the Hugo North Deposit is the highest-grade copper porphyry system that has ever been found anywhere,” said Douglas Kirwin, Ivanhoe’s Executive Vice-President of Exploration. “The deposit also has the added advantage of excellent gold grades.”

Hugo North is part of the 2.8-kilometre-long Hugo Dummett Deposit, which in turn is part of the now 5.8-kilometre-long chain of deposits discovered to date by Ivanhoe at Oyu Tolgoi, in Mongolia’s South Gobi region.

The Hugo North Deposit, as defined by the AMEC 2004 resource model, increases in tonnes and grade from south to north. At the northern end of this resource model, as defined by the 514 section of drill holes, a 50-metre-thick, vertical, east-west slice through the block model contains approximately 15.5 million tonnes grading 3.0% copper and 0.6 grams of gold per tonne at a greater than 2% cut-off — or approximately 27 million tonnes at 2.2% copper and 0.5 g/t gold at a greater than 1% cut-off. Based on results to date from the most recent 918 and 963 series of drill holes described below, the potential increase in tonnes for each subsequent 50-metre step to the north could be of the same order of magnitude as the 514-section slice, but with even higher grades. This potential increase in resources is subject to additional drilling to extend the mineralization down-dip 300 metres to 400 metres, to the depth defined in the 514 section. These projected tonnages are conceptual and further drilling will be required before any of the mineralization along strike to the north can be defined as a mineral resource.

“The remarkable growth of the high-grade core of Hugo North holds very significant implications for our modelling and the economics of future underground mining design,” Mr. Friedland said. “While these drilling results speak for themselves, the objective of the current in-fill drilling program is to define that ‘sweet spot’ in the deposit where initial, large-scale block-cave production can access the highest grades.

The step-out drilling is adding a very large tonnage of the highest-grade copper-gold mineralization encountered to date.

“One unique characteristic of the Hugo North deposit is the systematic increase in copper and gold grades from south to north and, consequently, today we are drilling truly exceptional intercepts. The geologists at Oyu Tolgoi tell me that they lie awake at night wondering what they ultimately will find as our drill fleet works its way along the Hugo North system. The latest results are further, eloquent affirmation of the foresight of Hugo Dummett — the deposit’s late namesake, a renowned geologist and Ivanhoe’s former chief of project development — who was confident that Oyu Tolgoi’s original Far North zone would become one of the most notable mineral discoveries of our time.”

Drilling now has established that the high-grade core is continuous from a northing of 4766300N to 4767900N (1.6 kilometres in strike length) and has a vertical extent that increases from 100 metres in the southern end to more than 700 metres vertical extent at the northern end. The horizontal width of the high-grade core ranges from 150 metres to 180 metres, but increases to approximately 200 metres in the recent extension at the north end of the deposit. The greater than 1% copper grade shell, which fully envelops the high-grade core, attains a maximum horizontal thickness of 450 metres on the zero RL level (1160 metres below surface), at 4767200N, decreasing to 270 metres at 4767800N on the OTD963 drill section at the presently defined northern, but open, end of the deposit.

Mr. Friedland said that the siting and staging of the block-cave development will be subject to further refinements as part of Ivanhoe’s current pre-feasibility study for the Hugo Dummett Deposit and will be based upon results of the overall drill campaign. “It is important to get the development engineering right. This makes it essential that we delineate as much of the Hugo North high-grade extension as possible as we work to complete an updated, independent resource estimate for the deposit early in 2005. Given that we now are into the heart of the richest mineralization to date, we have decided to keep nine drilling rigs in action at Hugo North through the first quarter of 2005. Our success and our recent joint venture with Entrée Gold — which, when combined with Ivanhoe’s previously held ground, gives us access to an area extending more than 100 kilometres to the north — means that the present drilling program will be more extensive and take longer to complete than we had anticipated.”

The ongoing drilling program includes two deep-hole rigs drilling 150-metre step-out holes on the northern strike extension, utilizing a navi-drill system to fan multiple holes off a single pilot hole — referred to below as the OTD918 series and the OTD963 series of holes. In addition, six rigs are drilling in-fill holes to bring the Hugo North deposit from a drill-inferred to a drill- indicated status and one rig is drilling geotechnical holes at right angles to the northerly trend of the deposit to verify the deposit’s caving characteristics. The addition of up to four more deep-hole-capacity drill rigs is being evaluated in light of these very positive results.

Highlights among the new step-out drill holes

•	OTD918 intersected 74 metres grading 3.89% copper and 1.22 g/t gold (4.69% copper equivalent (cu eq.)), starting at a downhole depth of 996 metres in the upper portion of the deposit. This intersection is approximately 150 metres north of the OTD514 series of intersections, which formed the most northerly extent of the Hugo North deposit in the May 2004 AMEC resource estimate.

•	OTD918A, a daughter hole down-dip of OTD 918, intersected 228 metres averaging 2.96% copper and 1.28 g/t gold (3.79% cu eq.), including 56 metres in the gold-rich quartz monzodiorite that averaged 2.97% copper and 2.49g/t gold (4.59% cu eq.) at a downhole depth of 1156 metres, just over 150 metres below OTD 918.

•	OTD918B, which deviated 150 metres north from OTD918, intersected 60 metres grading 2.85% copper and 0.85 g/t gold (3.40% cu eq.).

•	OTD918C intersected 326 metres grading 3.77% copper and 1.23g/t gold (4.57% cu eq.), starting at a downhole depth of 1026 metres approximately 80 metres down-dip of OTD918A. This intersection, which is approximately 100 metres above the base of the planned first lift of the Hugo North block cave, included 96 metres grading 5.85% copper and 1.79g/t gold (for a 7.01% cu eq.) — the highest overall copper and gold intersection encountered on the Oyu Tolgoi property to date.

•	OTD918D, drilling approximately 75 metres down-dip from OTD918C and currently at a depth of 1373 metres, has intersected 120 metres grading 1.11% copper and 0.04 g/t gold (1.13% cu eq.), starting at 994 metres down hole. This is followed, starting at 1114 metres, by 88 metres of 4.21% copper and 0.54g/t gold (or 4.56% cu eq.) and 100 metres grading 3.69% copper and 1.06 g/t gold (4.38% cu eq.). The combined 188-metre interval grades 3.93% copper and 0.81 g/t gold (4.46% cu eq.). The remaining core is awaiting assay, but the copper mineralization is visually similar to the grades encountered immediately above.

•	OTD939 and OTD963 are being drilled on the east-west section approximately 150 metres north of the 918 section. The holes extend the deposit up-dip and down-dip from the OTD918B intersection,

•	OTD963, 140 metres down-dip of OTD918B, intersected 302 metres grading 3.11% copper and 0.98 g/t gold (3.75% cu eq.), including 216 metres of 3.90% copper and 1.27 g/t gold (4.72% cu eq.). Fifty metres up-dip of the 918B hole, OTD939 encountered 22 metres grading 1.73% copper and 1.81g/t gold (2.90% cu eq.) in the roof of the deposit.

•	OTD963A, is currently drilling at a depth of 1390 metres, approximately 80 metres down-dip of OTD963, and has intersected 104 metres grading 1.20% copper and 0.07 g/t gold (1.24% cu eq.), starting at 1040 metres down hole, followed by 150 metres grading 3.53% copper and 0.42g/t gold (3.81% cu eq.). The assays from the remainder of the hole are pending, with copper mineralization visually similar in concentration to the high-grade zone immediately above.

The two 900-series step-out sections, representing approximately 300 metres of additional strike extent of the high-grade mineralization from the 514 section of drill holes, define a vertical extent of approximately 300 metres starting at the 300 metre RL (elevation). Both sections are open down-dip and have a horizontal thickness on the zero RL of between 200 metres and 250 metres. Both sections have confirmed a marked shallowing in the plunge of mineralization to the north from +- 20 degrees to less than five degrees. Based on the 514 drill section, where the vertical extent of the high-grade zone is more than 700 metres, the mineralized zone at the 900-series section could extend down-dip an additional 400 metres, to the -400 metre RL.

Drilling plans for the remainder of the year are to continue to step down-dip at 80-metre to 100-metre intervals, following the mineralization intersected in the 150-metre-spaced OTD918 and OTD963 sections. This spacing will permit the estimation of resources within the required ‘indicated’ category as part of Ivanhoe’s current pre-feasibility study of underground mining at Oyu Tolgoi. The potential for further expansion of Hugo North continues to be significant, particularly on the remaining 300-metre northern strike extension between the collars of OTD963 and the boundary between the Oyu Tolgoi and the Ivanhoe Mines/Entrée Gold joint venture properties. A further 150-metre step-out north from OTD963 will be initiated before the end of the year.

A northeasterly-striking late fault, known as the Boundary Fault, which juxtaposes younger quartz monzodiorite and volcaniclastic sediments on its north hanging-wall side with the sedimentary rocks that overlie the Hugo Dummett deposit on the footwall side of the fault, was encountered in the upper portion of OTD939. This suggests that the northwesterly-dipping fault is flatter than was first believed. If so, the fault may not cut the mineralized body at depth until a point beyond Oyu Tolgoi’s northern boundary. However, the West Bat Fault, which flanks the Hugo Deposit on its western limb, appears to be trending easterly — which may restrict the width of the deposit as it strikes north. The shallower dip of the Boundary Fault could allow the deposit to extend the full 400-plus metres from the OTD514 intersections to the boundary between the properties. Recent structural analysis of this northeasterly-striking fault structure suggests that its intersection with the north-northeasterly-striking structural zone that bounds the Oyu Tolgoi chain of deposits could be the focal point of the gold-rich quartz monzodiorite intrusive rocks that are being intersected in the northern drill holes at the Hugo North Deposit.

Under terms of a recently announced joint venture between Ivanhoe and Entrée Gold, Ivanhoe Mines is preparing to use its deep-penetrating, Induced Polarization (IP) systems and deep-hole diamond drilling to test the potential of the northerly extension of the Hugo Deposit beyond the boundary of Ivanhoe’s Oyu Tolgoi block.

Table 1: Selected grades and thicknesses of recent intercepts of step-out holes drilled in the Hugo North Deposit *

					Gold	Copper
	From	To	Interval	Copper	(grams per	equivalent
Drill Hole	(metres)	(metres)	(metres)	(%)	tonne)	(%)*
OTD918	996	1070	74	3.89	1.22	4.69

OTD918A	984	1212	228	2.96	1.28	3.79
Including	1034	1116	82	4.20	1.41	5.12
including	1156	1212	56	2.97	2.49	4.59

OTD918B	1052	1112	60	2.85	0.85	3.40

OTD918C	1026	1352	326	3.77	1.23	4.57
including	1026	1112	86	3.30	0.34	3.52
including	1112	1208	96	5.85	1.79	7.01
Including	1208	1308	100	3.26	1.63	4.32
including	1308	1352	44	1.37	0.92	1.97

OTD918D	994	1114	120	1.11	0.04	1.13
	1114	1302	188	3.93	0.81	4.46
including	1114	1202	88	4.21	0.54	4.56
including	1202	1302	100	3.69	1.06	4.38
	1302	1373	71	pending completion of drill hole

OTD963	1018	1320	302	3.11	0.98	3.75
including	1018	1058	40	1.45	0.22	1.60
	1058	1274	216	3.90	1.27	4.72
Including	1058	1112	54	3.52	0.54	3.87
including	1112	1274	162	4.02	1.51	5.00
including	1274	1292	18	0.12	0.06	0.16
including	1292	1324	32	1.24	0.44	1.53

OTD963A	1040	1144	104	1.20	0.07	1.24
	1144	1294	150	3.53	0.42	3.81
	1294	1390	96	pending completion of drill hole

OTD934	886	926	40	4.17	1.27	4.99
	926	978	52	0.78	0.43	1.05
	978	1114	136	2.57	1.78	3.73

*	All copper equivalent grades used in this news release have been calculated using copper prices of 90 cents (US) per pound and gold prices of US$400 per ounce. A complete list of new assay results will be posted to the Ivanhoe Mines website: www.ivanhoemines.com.

The previous independent resource estimate prepared by AMEC of Canada in May, 2004, reported that Hugo North at that time contained:

•	inferred resources of 666 million tonnes, grading 1.46% copper and 0.34 grams of gold per tonne (1.68% copper equivalent), at a 0.60% copper equivalent cut-off;

•	approximately 21.4 billion pounds (9.7 million tonnes) of copper; and

•	7.3 million ounces of gold.

Within what then already was a very large resource, the AMEC estimate last May identified a high-grade core of inferred resources totalling approximately 178 million tonnes grading 2.89% copper and 0.59 g/t gold (3.26% copper equivalent).

Infill drilling program

Since May, 2004, in-fill drilling at Hugo North has been focused on upgrading to the ‘indicated’ resource classification the portion of the ‘inferred’ resource that lies within the initial seven-year underground mine plan for inclusion in a pre-feasibility study now being prepared. The in-fill drill results to date indicate a significant improvement of gold grades in bornite-rich quartz monzodiorite.

OTD514I intersected 178 metres grading 3.54% copper and 0.83 g/t gold (4.08% cu eq.) in the hanging-wall portion of the zone, starting at 1164 metres downhole, followed by 188 metres grading 1.77% copper and 2.56 g/t gold (3.43% cu eq.) in the footwall portion of the deposit, referred to as the West Gold Zone in previous announcements. Included in this footwall intersection is 82 metres grading 2.77% copper and 4.01 g/t gold (5.37% cu eq.) in bornite-rich, potassic altered, quartz monzodiorite, now referred to as the late, gold-rich QMD. This high-grade, gold-rich interval featured a number of two-metre intervals grading between three and six grams of gold per tonne, including one two-metre interval grading 3.82% copper and 54.1 g/t gold. Microscopic examination of this interval revealed abundant, finely-disseminated gold grains enclosed within bornite.

OTD770A, another infill hole drilled midway between the 200-metre-spaced intersections in the OTD514 and OTD465 series of holes, intersected 202 metres grading 3.40% copper and 1.30 g/t gold (4.24% cu eq.), including 86 metres grading 4.03% copper and 2.80g/t gold (5.85% cu eq.).

Table 2: Selected grades and thicknesses of recent intercepts of in-fill holes drilled in the Hugo North Deposit

					Gold	Copper
	From	To	Interval	Copper	(grams per	equivalent
Drill Hole	(metres)	(metres)	(metres)	(%)	tonne)	(%)*
OTD514I	1164	1342	178	3.54	0.83	4.08
West Gold Zone	1492	1680	188	1.77	2.56	3.43
Including	1492	1574	82	2.77	4.01	5.37
Including	1574	1594	20	0.14	0.07	0.19
Including	1594	1680	86	1.20	1.75	2.33

OTD770A	996	1198	202	3.40	1.30	4.24
including	1112	1198	86	4.03	2.80	5.85

OTD770B	1260	1302	42	2.28	0.39	2.54
	1320	1468	148	1.51	0.41	1.78
including	1390	1444	54	1.87	0.74	2.36

OTD770C	1044	1274	230	4.44	0.36	4.67
	1362	1624	262	1.99	1.67	3.08

OTD770D	1154	1294	140	3.65	0.41	3.92

OTD770F	1096	1242	146	3.54	0.44	3.83
	1404	1568	164	1.63	0.80	2.14

OTD841A	884	1142	258	3.68	0.98	4.32
Including	884	914	30	2.66	0.16	2.77
Including	914	1002	88	4.86	1.45	5.80
Including	1002	1142	140	3.15	0.87	3.72
Total West Gold Zone	1254	1558	304	1.84	1.15	2.58

OTD958	884	1014	130	1.72	0.49	2.04
Including	980	1014	34	2.79	1.71	3.90

OTD960	858	908	5	1.28	0.05	1.31
	908	964	56	3.42	1.68	4.51

OTD960B	800	850	50	1.15	0.06	1.18
	850	882	32	3.49	0.63	3.90
	882	942	60	3.87	1.58	4.89

OTD891B	982	1162	180	3.83	0.90	4.46

Expanding Hugo North high-grade core

The ongoing drilling at the Hugo North Deposit is continuing to significantly expand the high-grade, gold-rich core that AMEC reported in May, 2004, contained estimated inferred resources greater than 2% copper equivalent of 178 million tonnes grading 2.89% copper and 0.59 g/t gold (a copper equivalent grade of 3.26%).

The portion of the high-grade core above the 0 mean sea-level elevation (approximately 1160 metres below surface) is being targeted for initiation of the first block-cave lift in the Hugo North deposit. On the 918 drill-hole section, the >2% has an inferred horizontal width of approximately 250 metres. In the 963 Section, 150 metres north, the >2% core has an apparent width of 180 metres.

For reference, the 514 section, 150 metres south of the 918 section, has a 165-metre horizontal width of the >2% core on the 0 mean sea-level elevation. In addition to the increased width, the high-grade core on the 918 and 963 sections has significantly increased gold grades as the West Gold Zone appears to have merged with the main deposit — while the biotite, granodiorite dyke that separated the West Gold Zone from the main zone has pinched out against the West Bat Fault.

The average grade for successive 20-metre increments through the block model also illustrates a strong, northern trend of increasing copper and gold grades in the deposit. At the northern end of Hugo North, the average grade of the deposit at a 1.0% cut-off has increased to approximately 2.2% copper and 0.5g/t gold. The average grade of the four holes (OTD918, 918A, 918C and 934) on the 918 section have a weighted average grade of 3.16% copper and 1.25g/t gold, while on the 963 section, the weighted average of the two holes — OTD918B and 963 — is 2.97% copper and 0.92g/t gold.

Charles Forster, P.Geo., Ivanhoe Mines’ Turquoise Hill Manager, a qualified person as defined by National Instrument 43-101, supervised the preparation of the information in this release. SGS Analabs Pty. Ltd. prepares the split core at the project site and assays all samples at its facility in Ulaanbaatar, Mongolia. Ivanhoe’s QA/QC program is monitored by independent consultant Dr Barry Smee, P.Geo., and managed on site by Dale Sketchley, M.Sc., P.Geo. Prepared standards and blanks are inserted at the sample preparation lab on the project site to monitor the quality control of the assay data.

Ivanhoe has a 100% interest in the Oyu Tolgoi gold and copper project in Mongolia and owns or controls exploration rights covering approximately 117,000 square kilometres in central and southern Mongolia, where additional copper and gold discoveries have been made. Ivanhoe produces LME grade A copper from its Monywa joint venture in Myanmar and iron ore products from ABM Mining’s Savage River mine in Australia.

Ivanhoe shares are listed on the Toronto and Australian stock exchanges under the symbol IVN and on the NASDAQ National Market under the symbol HUGO.

Information contacts in North America
Investors: Bill Trenaman: +1.604.688.5755
Media: Bob Williamson: +1.604.688.5755

Forward-Looking Statements: Statements in this release that are forward-looking statements are subject to various risks and uncertainties concerning the specific factors disclosed under the heading “Risk Factors” and elsewhere in the corporation’s periodic filings with Canadian and Australian securities regulators. When used in this document, the words such as “could,” “plan,” “estimate,” “expect,” “intend,” “may,” “potential,” “should,” and similar expressions, are forward-looking statements. The risk factors that could cause actual results to differ from these forward-looking statements include, but are not restricted to, the planned feasibility and pre-feasibility studies and integrated development plan for the Oyu Tolgoi project, operational risk, environmental risk, financial risk, geo-political risk, commodity risk, currency risk and other statements that are not historical facts as disclosed under the heading “Risk Factors” and elsewhere in the corporation’s periodic filings with securities regulators in Canada, Australia and the United States.